UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On January 14, 2021, Evogene Ltd. (the “Company” or “Evogene”) entered into a Controlled Equity OfferingSM  Sales Agreement, (the “Sales Agreement”), with Cantor Fitzgerald & Co. (the “Agent”), pursuant to which the Company may offer and sell, from time to time, its ordinary shares, through the Agent in an “at the market offering” (each, an “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for an aggregate offering price of up to $28.0 million.

The ordinary shares offered in the ATM Offering will be issued pursuant to a prospectus supplement dated as of January 14, 2021, which will be filed with the Securities and Exchange Commission (the “SEC”) in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-240249), which became effective on August 10, 2020.  The Agent may sell ordinary shares (A) in privately negotiated transactions with the Company’s consent or (B) by any other method permitted by law deemed to be an ATM Offering, including block transactions, sales made directly on The Nasdaq Stock Market or sales made into any other existing trading market for the Company’s ordinary shares. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the Company’s ordinary shares from time to time, based upon its instructions (including any price, time or size limits or other parameters or conditions that the Company may impose). The Company will pay to the Agent a cash commission of 3.0% of the gross proceeds from the sale of any ordinary shares by the Agent under the Sales Agreement. The Company and the Agent have also provided each other with customary indemnification rights.

The Company is not obligated to make any sales of ordinary shares under the Sales Agreement and no assurance can be given that it will sell any shares under the Sales Agreement, or, if it does, as to the price or number of shares that it will sell, or the dates on which any such sales will take place. The Sales Agreement may be terminated by either party as set forth in the Sales Agreement.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the Sales Agreement is filed as Exhibit 10.1 to this Form 6-K and is incorporated by reference herein. The foregoing summary of such document is subject to, and qualified in its entirety by reference to its exhibit.

The contents of this Form 6-K are incorporated by reference in the registration statements on Form F-3 (File No. 333-240249) and Form S-8 (File Nos. 333-193788, 333-201443 and 333-203856) of Evogene, filed with the SEC, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Meitar | Law Offices.
10.1	Controlled Equity OfferingSM Sales Agreement, dated January 14, 2021.
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOGENE LTD. (Registrant)

Date: January 14, 2021	By: /s/ Dorit Kreiner
Dorit Kreiner Chief Financial Officer